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                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                               Commission File Number: 333-10486



                          For the Month of June 2002


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F ____
                             -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes _____                    No   X
                                                   -----



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________
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Information furnished on this form:



                               Table of Contents



1. Press release of June 13, 2002 annoncing grant of stock option by share options method.

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                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         Trend Micro Incorporated


Date: June 14, 2002                           By: /s/ Mahendra Negi
                                                  -------------------
                                                  Mahendra Negi
                                                  Representative Director;
                                                  Chief Financial Officer
                                                  and Executive Vice
                                                  President
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                                                                    Attachment 1

Press Release
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          Notice of the Grant of Stock Option by Share Options Method

Tokyo, Japan - June 13, 2002 - Trend Micro Inc. (NASDAQ:TMIC, TSE:4704), a worldwide leader in network antivirus and Internet content security solutions, today adopted at the meeting of the Board of Directors the following resolutions regarding Share Options to be issued without compensation pursuant to Article 280-20 and Article 280-21 of the Japanese Commercial Code. The issuance is subject to the resolution of the extraordinary general shareholders' meeting of the Company scheduled for September 12, 2002.

1. Purpose of issuing share options on favorable terms especially to a person who is not an existing shareholder

      The purpose of issuing share options on favorable terms to a person who is not an existing shareholder is to introduce the stock option plan to directors, employees, consultants and persons proposed to be employed as employees of the Company and its subsidiaries, in order to give them an incentive to improve the business performance of the Company, to strengthen the business development of the Company considering the benefit of shareholders, and to enhance the shareholder value.

2.    Outline of share options

1)    Class of shares subject to the exercise of share options

      Common shares of the Company

2)    Number of shares subject to the exercise of share options

      The total number of shares shall be limited to a maximum of 2,000,000 shares.

      In the event of a stock split or a reverse stock split by the Company, the number of shares subject to the exercise of share options shall be adjusted by the following formula, provided that only the number of shares subject to the exercise of the share options that have not been exercised at the time of the split shall be subject to the adjustments. All fractions of a share shall be rounded down.

Number of shares after adjustment =

Number of shares before adjustment x Ratio of split

      The Company may adjust the number of shares subject to the exercise of the share options when the Company undergoes any merger or consolidation with any other
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company, becomes a complete parent company due to stock exchange with any other company, or establishment split or absorption split.

3)    Total number of share options to be issued

      The number of share options to be issued shall be limited to a maximum of 4,000 units (500 shares subject to the exercise of share options per share option. However, in the event of a stock split or a reverse stock split, the same adjustment as described in 2) above is made.)

4)    Issue value of share options

      Issue value of each share option will be zero.

5)    Amount of payment for shares upon exercise of share options

      Amount of payment per share upon exercise of share options (The "Exercise Price") shall be equal to the Tokyo Stock Exchange (TSE) closing price of the regular shares dealings of the Company on the date of the granting of the share options (or the closing price on the most recent day preceding such date unless there is any dealing on the same day).

      Provided, that if the above described closing price is below the average of TSE closing price (including indicative price) of each day of the regular dealings of the Company's common stock for thirty (30) business days, which commences forty five (45) business days preceding the next day of the date of granting share options (excluding the number of days in which there is no closing price, and any fraction under 1 yen shall be rounded up), such average shall be applied.

      In the event of a stock split or a reverse stock split by the Company, the Exercise Price shall be adjusted by the following formula, and any fraction under 1 yen shall be rounded up.

Exercise Price after adjustment =

Exercise Price before adjustment x (1 / Ratio of split)

      In the case where the issuance of shares is at a price below the fair market value as allotment to shareholders, the Company shall adjust the Exercise Price by the following formula, and any fraction under one yen shall be rounded up.

Exercise Price after adjustment =
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Exercise Price before adjustment x

(number of outstanding shares) + (number of newly issued shares x amount of payment per share) / (share price before new issuance) /

(number of outstanding shares + number of increased shares by new issuance)

      The Company may adjust the Exercise Price subject to the exercise of share options when the Company enter into any merger or consolidation with any other company, becomes a complete parent company due to stock exchange with any other company, or establishment split or absorption split.

6)    Exercise period of share options

      The exercise period of the share options shall be from November 1, 2003 to October 31, 2007.

7)    Conditions of exercise of share options

      (a) Only if a holder is in a position of director, auditor, employee or consultant of the Company or its subsidiaries, may the share options be exercised. Provided however that the board of directors of the Company may decide, with justifiable reasons, not to impose this condition with regard to an individual case.

      (b) In the case of death of a holder, only during six (6) months after the date of the death of the holder, may an heir of the holder exercise the share options on behalf of the holder in accordance with the prescribed procedures of the Company.

      (c) If there is any provision that limits the exercise of share options within the term set forth in 6) above in the "Share Options Agreement" executed between the Company and directors, employees, consultants, and persons proposed to be employed as employees to whom the share options will be issued in accordance with the resolution of general shareholders' meeting and board of directors, a holder must exercise its share options in accordance with such provision.
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      (d)   The pledge or any other disposition of share options shall not be approved.

      (e) All other conditions shall be as set forth in "Share Options Agreement". Upon granting share options, the Company may execute "Share Options Agreement" with the content that enhances the conditions set forth in the preceding items (a) through (d).

8)    Reasons and conditions of extinguishment of share options

      (a) The Company may extinguish the share options without compensation when any joint venture agreement is approved in which the Company becomes an dissolved company, or when a resolution concerning approval of any share exchange agreement under which the Company becomes a subsidiary of the other party thereof or a resolution concerning share transfer is passed in the shareholders' meeting of the Company.

      (b) The Company may extinguish the share options without compensation when a holder is not able to satisfy any condition described in 7)
            (a), (b), (c) or (e), and, therefore, loses its right. In the case where the Company is dissociated or ceases to exist, the Company may conduct the above stated procedures concurrently, after the termination of the exercise period of the share options.

9)    Restriction of transfer of share options

      Any transfer of share options shall require the approval by the board of directors of the Company.

3.    Conditions precedent

      Regarding matters described above, it shall be subject to a resolution "concerning issuance of share options as stock options to directors, employees and consultants and persons proposed to be employed as employees of the Company and its subsidiaries" in the extraordinary general meeting of shareholders scheduled for September 12, 2002 as a condition precedent thereof.